                                            Proof dated as of July 14, 1997

                                                            FILE NO. 005-49223
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13E-3


                                AMENDMENT NO. 3
                        RULE 13E-3 TRANSACTION STATEMENT


       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              ------------------

                           DECISIONONE HOLDINGS CORP.
                                (Name of Issuer)

                              ------------------

                           DECISIONONE HOLDINGS CORP.
                                KENNETH DRAEGER
                               QUAKER HOLDING CO.
                     DLJ MERCHANT BANKING PARTNERS II, L.P.
                         DLJ OFFSHORE PARTNERS II, C.V.
                         DLJ DIVERSIFIED PARTNERS, L.P.
                             DLJMB FUNDING II, INC.
                    DLJ MERCHANT BANKING PARTNERS II-A, L.P.
                        DLJ DIVERSIFIED PARTNERS-A L.P.
                             DLJ EAB PARTNERS, L.P.
                         DLJ MILLENNIUM PARTNERS, L.P.
                        DLJ MILLENNIUM PARTNERS-A, L.P.
                        UK INVESTMENT PLAN 1997 PARTNERS
                              DLJ FIRST ESC L.L.C.
                       (Name of Persons Filing Statement)

  COMMON STOCK, $0.01 PAR VALUE                      13-345409
  (Title of Class of Securities)      (I.R.S. Employer Identification Number)

                              ------------------

                                KENNETH DRAEGER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DECISIONONE HOLDINGS CORP.
                            50 EAST SWEDESFORD ROAD
                           FRAZER, PENNSYLVANIA 19355
                                 (610) 296-6000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                              ------------------

                                  COPIES TO:

        DAVID R. KING, ESQ.                        GEORGE R. BASON, JR., ESQ.
      MORGAN, LEWIS & BOCKIUS                        DAVIS POLK & WARDWELL
       2000 ONE LOGAN SQUARE                          450 LEXINGTON AVENUE
       PHILADELPHIA, PA 19103                          NEW YORK, NY 10017

                                 JUNE 2, 1997

  (Date Proxy Statement First Published, Sent or Given to Security Holders)

                              ------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer.

d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

===============================================================================

   DecisionOne Holdings Corp., a Delaware corporation (the "Company") Kenneth Draeger, Chairman and Chief Executive Officer of the Company, Quaker Holding Co. ("MergerSub"), a Delaware corporation and DLJ Merchant Banking Partners II, L.P. ("DLJMB"), a Delaware limited partnership, DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMB-A"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium-A"), a Delaware limited partnership, UK Investment Plan 1997 Partners ("UK Partners"), a Delaware partnership, and DLJ First ESC L.L.C. ("DLJ First"), a Delaware limited liability company, hereby submit Amendment No. 3 to their Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Statement"). The Statement relates to a proposed Agreement and Plan of Merger dated as of May 4, 1997 (the "Merger Agreement") among the Company and MergerSub pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and
(ii) Shares as to which appraisal rights have been exercised) will be, subject to certain limitations, converted at the election of the holder thereof, subject to the terms described in the proxy statement/prospectus of the Company (the "Proxy Statement/Prospectus"), into (a) the right to receive $23.00 in cash, or (b) the right to retain one fully paid and nonassessable share of common stock of the Company following the Merger.


   This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement/Prospectus was filed by the Company with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement.

   The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement/Prospectus, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus.

                             CROSS-REFERENCE SHEET


          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------
Item 1(a)                 Cover Page; SUMMARY AND SPECIAL FACTORS--The Company

Item 1(b)                 DESCRIPTION OF COMPANY CAPITAL STOCK--General; THE SPECIAL MEETING--Record
                          Date;--Vote Required

Item 1(c)-(d)             PRICE OF THE COMMON STOCK; FINANCIAL STATEMENTS OF THE
                          COMPANY--Consolidated Statements of Shareholder's Equity; Notes to
                          Consolidated Financial Statements: Note 15, Shareholder's Equity and
                          Redeemable Preferred Stock

Item 1(e)                 FINANCIAL STATEMENTS OF THE COMPANY--Notes to Consolidated Financial
                          Statements:
                          Note 15, Shareholder's Equity and Redeemable Preferred Stock

Item 1(f)                 **

Item 2(a)-(g)             This Amendment No. 3 to Schedule 13E-3 is being filed by the issuer,
                          Kenneth Draeger, MergerSub, DLJMB, Offshore, Diversified, Funding, DLJMB-A,
                          Diversified-A, EAB, Millennium, Millennium-A, UK Partners and DLJ First.

Item 3(a)(1)-(2)          **


Item 3(b)                 THE MERGER--Background of the Merger;--Effect on Stock and Employee
                          Benefits Matters;--Interests of Certain Persons in the Merger; DIRECTORS
                          AND EXECUTIVE OFFICERS OF THE COMPANY; SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT; CERTAIN RELATIONSHIPS AND TRANSACTIONS;
                          COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN PROVISIONS OF THE
                          VOTING AGREEMENT

Item 4(a)                 Pages i-ii; SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER; CERTAIN
                          PROVISIONS OF THE MERGER AGREEMENT; CERTAIN PROVISIONS OF THE VOTING
                          AGREEMENT

Item 4(b)                 THE MERGER--Effect on Stock and Employee Benefits Matters; --Interests of
                          Certain Persons in the Merger

Item 5(a)-(g)             SUMMARY AND SPECIAL FACTORS; RISK FACTORS; THE MERGER; DESCRIPTION OF
                          COMPANY CAPITAL STOCK; CERTAIN PROVISIONS OF THE MERGER AGREEMENT; CERTAIN
                          PROVISIONS OF THE VOTING AGREEMENT; MANAGEMENT FOLLOWING THE MERGER

Item 6(a), (c)(1)-(2)     SUMMARY AND SPECIAL FACTORS--The Merger: Merger Consideration;--Merger
                          Financing; THE MERGER--Merger Consideration;--Merger Financing; CERTAIN
                          PROVISIONS OF THE MERGER AGREEMENT--Financing; MANAGEMENT'S DISCUSSION AND
                          ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and
                          Capital Resources--Financing

                                       3

          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------

Item 6(b)                 SUMMARY AND SPECIAL FACTORS--The Merger: Certain Fees and
                          Expenses;--Expenses; THE MERGER--Information Concerning the Company's
                          Financial Advisor; CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Expenses;
                          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                          OPERATIONS--Company History; FINANCIAL STATEMENTS OF THE COMPANY--Notes to
                          Consolidated Financial Statements: Note 5, Subsequent Event

Item 6(d)                 **

Item 7(a)-(c)             SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE
                          MERGER--Recommendation of the Board of Directors; Reasons for the Merger

Item 7(d)                 SUMMARY AND SPECIAL FACTORS; RISK FACTORS; THE MERGER--Federal Income Tax
                          Consequences;--Interests of Certain Persons in the Merger; CERTAIN
                          PROVISIONS OF THE MERGER AGREEMENT; MANAGEMENT FOLLOWING THE MERGER

Item 8(a)-(b)             SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE SPECIAL MEETING; THE
                          MERGER--Recommendation of the Board of Directors; Reasons for the
                          Merger;--Opinion of Financial Advisor; --Valuation of the Common
                          Stock;--Valuation of the Consideration to be Received in the
                          Merger;--Certain Projections of Future Operations and Other Information;
                          Annex C; PRICE OF THE COMMON STOCK; FINANCIAL STATEMENTS OF THE
                          COMPANY--Notes to Consolidated Financial Statements

Item 8(c)                 THE SPECIAL MEETING--Required Votes

Item 8(d)                 **

Item 8(e)                 SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE
                          MERGER--Recommendation of the Board of Directors;--Reasons for the Merger

Item 8(f)                 **

Item 9(a)-(c)             SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE MERGER--Opinion of
                          Financial Advisor;--Valuation of the Common Stock;--Valuation of the
                          Consideration to be Received in the Merger; --Information Concerning the
                          Company's Financial Advisor; and Annex C

Item 10(a)                SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER --Interests of Certain
                          Persons in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                          MANAGEMENT; COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Item 10(b)                **

Item 11                   SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER; CERTAIN PROVISIONS OF
                          THE MERGER AGREEMENT; Annex A; CERTAIN PROVISIONS OF THE VOTING AGREEMENT;
                          Annex B; DESCRIPTION OF COMPANY CAPITAL STOCK; and COMPENSATION OF
                          EXECUTIVE OFFICERS AND DIRECTORS

                                       4

          ITEM IN
      SCHEDULE 13E-3                     WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
      --------------                     -----------------------------------------------

Item 12(a)-(b)            THE SPECIAL MEETING--Matters to be Considered;--Required Votes; CERTAIN
                          PROVISIONS OF THE VOTING AGREEMENT; Annex B

Item 13(a)                SUMMARY AND SPECIAL FACTORS--The Merger; THE SPECIAL MEETING--Appraisal
                          Rights; DISSENTING STOCKHOLDERS' RIGHTS; Annex D

Item 13(b)                **

Item 13(c)                **

Item 14(a)                SUMMARY AND SPECIAL FACTORS--Summary Selected Historical and Unaudited Pro
                          Forma Combined Condensed Financial Information; FINANCIAL STATEMENTS OF THE
                          COMPANY

Item 14(b)                PRO FORMA FINANCIAL INFORMATION

Item 15(a)-(b)            THE MERGER--Solicitation of Proxies

Item 16                   **

Item 17(a)                **

Item 17(b)                Annex C

Item 17(c)                Annex A; Annex A-1; Annex B

Item 17(d)                **

Item 17(e)                Annex D

Item 17(f)                **


--------------
 * The information requested by this item is not required to be included in the Proxy Statement/Prospectus.
**      The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

   (a) The information set forth on the cover page of, and under "SUMMARY AND SPECIAL FACTORS -- The Company" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "DESCRIPTION OF COMPANY CAPITAL STOCK -- General" and "THE SPECIAL MEETING -- Record Date; -- Vote Required" is incorporated herein by reference.

   (c)-(d) The information set forth under "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Consolidated Statements of Shareholder's Equity", "Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (e) The information set forth under "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements: Note 15, Shareholder's Equity and Redeemable Preferred Stock" is incorporated herein by reference.

   (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND


   (a) This Amendment No. 3 to Schedule 13E-3 is being filed by the issuer, Kenneth Draeger, MergerSub, DLJMB, Offshore, Diversified, Funding, DLJMB-A, Diversified-A, EAB, Millennium, Millennium-A, UK Partners and DLJ First.

   (b) The information under "SUMMARY AND SPECIAL FACTORS -- The Company" and "MERGERSUB AND DLJMB" is incorporated herein by reference.

   (c)-(d) and (g) The information under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

   (e) None of the filing persons or any persons with respect to which information is required to be disclosed pursuant to General Instruction C of
Schedule 13E-3 has, during the last five years, been convicted in a criminal proceeding.

   (f) None of the filing persons or any persons with respect to which information is required to be disclosed pursuant to General Instruction C of
Schedule 13E-3 has, during the last five years, been a party to any civil proceeding of the type described in item 2(f) of Schedule 13E-3.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)-(2) Not applicable.

   (b) The information set forth under "THE MERGER -- Background of the Merger; -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger", "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "CERTAIN RELATIONSHIPS AND TRANSACTIONS", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTIONS

   (a) The information set forth on pages i-ii and "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" is incorporated herein by reference.

   (b) The information set forth under "THE MERGER -- Effect on Stock and Employee Benefits Matters; -- Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OF AFFILIATE

   (a)-(g) The information set forth under "SUMMARY AND SPECIAL FACTORS", "RISK FACTORS", "THE MERGER", "DESCRIPTION OF COMPANY CAPITAL STOCK", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a), (c)(1)-(2) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger: Merger Consideration; -- Merger Financing", "THE MERGER --Merger Consideration; -- Merger Financing" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT --Financing"; "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources -- Financing" is incorporated herein by reference.

   (b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The
Merger: Certain Fees and Expenses; -- Expenses", "THE MERGER -- Information Concerning the Company's Financial Advisor", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT --Expenses", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Company History" and "FINANCIAL STATEMENTS OF THE COMPANY -Notes to Consolidated Financial
Statements: Note 5, Subsequent Event" is incorporated herein by reference.

   (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

   (a)-(c) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (d) The information set forth under "SUMMARY AND SPECIAL FACTORS", "RISK FACTORS", "THE MERGER", " -- Federal Income Tax Consequences", "--Interests of Certain Persons in the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTIONS

   (a)-(b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting; The Merger", "THE SPECIAL MEETING", "THE MERGER -- Recommendation of the Board of Directors; -- Reasons for the Merger; -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger", "Annex C", "PRICE OF THE COMMON STOCK", and "FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements" is incorporated herein by reference.

   (c) The information set forth under "THE SPECIAL MEETING -- Required Votes" is incorporated herein by reference.

   (d) No representative was hired solely on behalf of unaffiliated security holders.

   (e) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" is incorporated herein by reference.

   (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a)-(c) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", "THE MERGER -- Opinion of Financial Advisor; -- Valuation of the Common Stock; -- Valuation of the Consideration to be Received in the Merger; -- Information Concerning the Company's Financial Advisor", and "Annex C" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER -- Interests of Certain Persons in the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", and "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

   (b) No transactions of the type required to be disclosed by Item 10(b) have been effected in the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

   The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "Annex A", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT", "Annex B", "DESCRIPTION OF COMPANY CAPITAL STOCK", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

   (a)-(b) The information set forth under "THE SPECIAL MEETING -- Matters to be Considered; -- Required Votes", "CERTAIN PROVISIONS OF THE VOTING AGREEMENT" and "Annex B" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE SPECIAL MEETING -- Appraisal Rights", "DISSENTING STOCKHOLDERS' RIGHTS", and "Annex D" is incorporated herein by reference.

   (b) Not applicable.

   (c) **

ITEM 14. FINANCIAL INFORMATION

   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- Summary Selected Historical and Unaudited Pro Forma Combined Condensed Financial Information" and "Financial Statements of the Company" is incorporated herein by reference.

   (b) The information set forth under "PRO FORMA FINANCIAL INFORMATION" and "FINANCIAL STATEMENTS OF THE COMPANY" is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a)-(b) The information set forth under "THE MERGER -- Solicitation of Proxies" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

   Reference is hereby made to the Proxy Statement/Prospectus and to each exhibit attached thereto, each of which is incorporated by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

   (a) Not applicable.

   (b)(1) Opinion of Smith Barney Inc. (incorporated by reference to Annex C to the Proxy Statement/Prospectus).

   (b)(2) Presentation by Smith Barney Inc. to the Board of Directors of DecisionOne Holdings Corp. on May 4, 1997.

   (c)(1) Agreement and Plan of Merger dated as of May 4, 1997 between DecisionOne Holdings Corp. and Quaker Holding Co. (incorporated by reference to Exhibit A to the Proxy Statement/Prospectus).

   (c)(2) Voting Agreement and Irrevocable Proxy dated as of May 4, 1997 among DecisionOne Holdings Corp., Quaker Holding Co. and certain stockholders of DecisionOne Holdings Corp. (incorporated by reference to Exhibit B to the Proxy Statement/Prospectus).


   (c)(3) Amendment No. 1 to the Agreement and Plan of Merger between Decision One Holdings Corp. and Quaker Holding Co. (incorporated by reference to Exhibit A-1 to the Proxy Statement/ Prospectus).


   (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed under a Registration Statement on Form S-4 by DecisionOne Holdings Corp. on the date hereof).

   (e) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Exhibit D to the Proxy Statement/Prospectus).

   (f) Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 1997

                                        DECISIONONE HOLDINGS CORP.

                                        By: /s/ Thomas J. Fitzpatrick
                                            ---------------------------------
                                            Name: Thomas J. Fitzpatrick
                                            Title: Vice President and Chief
                                                   Financial Officer

                                        By: /s/ Kenneth Draeger
                                            ---------------------------------
                                            Name: Kenneth Draeger

                                        QUAKER HOLDING CO.

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: President

                                        DLJ MERCHANT BANKING PARTNERS
                                        II, L.P., a Delaware Limited
                                        Partnership

                                        By DLJ Merchant Banking II, Inc.,
                                           as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ MERCHANT BANKING PARTNERS
                                        II-A, L.P., a Delaware Limited
                                        Partnership

                                        By DLJ Merchant Banking II, Inc.,
                                           as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ OFFSHORE PARTNERS II, C.V.,
                                        a Netherlands Antilles Limited
                                        Partnership

                                        By DLJ Merchant Banking II, Inc.,
                                           as advisory general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ DIVERSIFIED PARTNERS, L.P.,
                                        a Delaware Limited Partnership

                                        By DLJ Diversified Partners II Inc.,
                                           as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ DIVERSIFIED PARTNERS-A, L.P.,
                                        a Delaware Limited Partnership

                                        By DLJ Diversified Partners II, Inc.,
                                           as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ EAB PARTNERS, L.P.,
                                        a Delaware Limited Partnership

                                        By DLJ LBO Plans Management
                                           Corporation as manager

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ MILLENNIUM PARTNERS, L.P.,
                                        a Delaware Limited Partnership

                                        By DLJ Merchant Banking Partners II,
                                           Inc., as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ MILLENNIUM PARTNERS-A, L.P.,
                                        a Delaware Limited Partnership

                                        By DLJ Merchant Banking Partners II,
                                           Inc., as managing general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJMB FUNDING II, INC.,
                                        a Delaware Corporation

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        DLJ FIRST ESC, L.L.C.,

                                        By DLJ LBO Plans Management
                                        Corporation, as manager

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact

                                        UK INVESTMENT PLAN 1997 PARTNERS

                                        By Donaldson, Lufkin & Jenrette,
                                           Inc., as general partner

                                        By: /s/ Peter T. Grauer
                                            ---------------------------------
                                            Name: Peter T. Grauer
                                            Title: Attorney-in-fact